Exhibit 99.1

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Dear shareholder:

You are receiving this notification as New Gold Inc. (“New Gold” or the “Company”) is using the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 for the delivery of meeting materials to its shareholders for its annual general and special meeting of shareholders to be held on April 30, 2014 (“Meeting”).

Under Notice and Access, instead of receiving printed copies of the Company’s management information circular (“Information Circular”), the audited consolidated financial statements of New Gold for the year ended December 31, 2013 and Management’s Discussion and Analysis (collectively, the “Meeting Materials”), shareholders are receiving this notification containing information on how to access the Meeting Materials electronically.  Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

New Gold is using the Notice and Access as this delivery method helps the company to further its commitment to environmental sustainability but reducing the paper used in notifying shareholders of the Meeting, as well as reducing printing and mailing costs.

Meeting Date, Location and Purposes

The Meeting will be at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, on Wednesday, April 30, 2014 at 4:00 pm (Toronto Time) in order to:

(a)	receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2013 and the report of the auditor;

(b)	elect the directors of the Company for the following year;

(c)	appoint Deloitte LLP as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(d)	consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution to approve all unallocated options under the Company’s stock option plan;

(e)
consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution to authorize an amendment to the long term incentive plan that will enable the Company to satisfy payment obligations under performance share units by way of issuance of common shares from treasury, including, without limitation, with respect to previously granted performance share units, and to approve all unallocated performance share units issuable under the long term incentive plan;

(f)	consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution accepting the Company’s approach to executive compensation; and

(g)	conduct such other business as may properly come before the Meeting or any adjournment or postponement.

The record date for the Meeting is March 21, 2014.  The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement.  For detailed information regarding each of the above matters, please refer to the sub-section bearing the corresponding title under “Business of the Meeting” in the Circular.

New Gold urges shareholders to review the Circular before voting.

Accessing Meeting Materials Online

The Meeting Materials (and the financial statement request card, which is included in the proxy and voting instruction form) can be viewed online under New Gold’s profile at www.sedar.com (Canada) or at www.sec.gov (United States), or www.newgold.com/annualandspecialmeeting2014.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR.

Registered shareholders may make their request through New Gold’s website, www.newgold.com, or by calling 1-888-315-9715.

Non-registered shareholders may make their request online at www.ProxyVote.com or by telephone at 1-877-907-7643 by entering the 12-digit control number located on their voting instruction form and following the instructions provided.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting Date, New Gold must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Voting Process

This notice is accompanied by either a form of proxy for registered shareholders or a voting instruction form for non-registered shareholders.

Registered shareholders at the close of business on March 21, 2014 may vote in person at the Meeting, or by proxy as follows:

By telephone: Call the toll free number indicated on the proxy form and follow the instructions.  If you return your proxy by telephone, you cannot appoint any person other than the officers and/or directors named on the form of proxy as your proxy holder.

On the internet: Go to the website indicated on the proxy form and follow the instructions on the screen.  If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided on the internet form.  Complete your voting instructions and date and submit the internet form.  Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

By mail:  Complete the form of proxy and return it in the envelope provided.  If you return your proxy by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy.  Complete your voting instructions and date and sign the form.  Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or over the internet is by 4:00 pm (Toronto Time) on April 28, 2014, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

Non-Registered Shareholders may vote or appoint a proxy using their voting instruction form at least one business day in advance of the proxy deposit deadline noted on the form.  You should carefully follow the instructions of your intermediary, including those regarding when and where the proxy or voting instruction from is to be delivered.

For Any Questions

Shareholders with questions about Notice and Access can contact New Gold at 1-888-315-9715.

Dated at Vancouver, British Columbia this 19th day of March 2014.

By Order of the Board of Directors

“Robert Gallagher”

Robert Gallagher
President and Chief Executive Officer